
02040964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 2002
WASH. D.C.
151
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________.

Commission file number 001-~~13094~~ 14667

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement 401(k) Investment Plan of Dime Bancorp, Inc.
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 18

Exhibit Index is on page 17



RETIREMENT 401(k) INVESTMENT PLAN OF DIME BANCORP, INC.

Financial Statements and Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

RETIREMENT 401(k) INVESTMENT PLAN OF
DIME BANCORP, INC.

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors of:
Washington Mutual, Inc. as Successor by Merger to Dime Bancorp, Inc.
and the Plan Administrator:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in note 1 to the financial statements, the board of directors of Washington Mutual, Inc. voted to freeze the Plan, effective March 31, 2002, and merge the Plan with and into the Washington Mutual, Inc. 401(k) Plan, effective July 1, 2002.

KPMG LLP

New York, New York
June 20, 2002



RETIREMENT 401(k) INVESTMENT PLAN OF DIME BANCORP, INC.

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Investments at fair value:		
Mutual funds	$ 188,867,332	125,079,210
Dime Bancorp, Inc. common stock	26,667,188	25,523,256
Dime Bancorp, Inc. litigation tracking warrants	120,673	215,200
Participant loans	6,173,928	5,699,662
Total investments	221,829,121	156,517,328
Employer's contributions receivable	124,628	154,395
Participants' contributions receivable	211,269	286,386
Due from broker	305,930	161,249
Total assets	222,470,948	157,119,358
Liabilities:		
Due to broker	—	78,649
Net assets available for plan benefits	$ 222,470,948	157,040,709

See accompanying notes to financial statements.

RETIREMENT 401(k) INVESTMENT PLAN OF DIME BANCORP, INC.

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions:		
Investment income:		
Net (depreciation) in fair value of investments	$ (21,339,948)	(4,272,378)
Interest and dividends	4,851,873	13,888,955
Interest on participant loans	498,503	498,117
Total investment income (loss)	(15,989,572)	10,114,694
Contributions:		
Employer's	11,014,527	5,708,830
Participants'	19,586,210	9,636,656
Total contributions	30,600,737	15,345,486
Total additions	14,611,165	25,460,180
Deductions:		
Withdrawals and distributions	(14,169,662)	(12,554,952)
Administrative expenses	(15,503)	(16,587)
Total deductions	(14,185,165)	(12,571,539)
Net increase in net assets available for plan benefits prior to transfer of plan assets from North American Mortgage Company Retirement and 401(k) Savings Plan	426,000	12,888,641
Transfer of plan assets from North American Mortgage Company Retirement and 401(k) Savings Plan	65,004,239	—
Net increase in net assets available for plan benefits	65,430,239	12,888,641
Net assets available for plan benefits:		
Beginning of year	157,040,709	144,152,068
End of year	$ 222,470,948	157,040,709

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a qualified defined contribution profit-sharing plan sponsored by Dime Bancorp, Inc. and subsidiaries (Dime or the Company). Effective October 1, 1984, the Plan was amended to include a salary reduction "cash or deferred arrangement" as permitted under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Except for certain special exclusions, all salaried, commissioned employees, and as of August 1996, all hourly employees of the Company who have completed a period of service of at least one year and have attained age 21 are eligible to participate in the Plan. Effective January 1, 1999 all employees who have completed at least three months of employment and have attained age 21 are eligible to participate in the Plan.

On August 1, 1999, the Company acquired Citibank N.A.'s (Citibank) indirect automobile finance business. In connection with the acquisition, the Plan was amended to provide for all employees of Citibank who became employees of the Company to receive credit, for purposes of eligibility to participate and vesting, for all of their service under comparable plans of Citibank.

On October 18, 1999, the Company acquired KeyBank National Association's (KeyBank) Long Island banking franchises. In connection with the acquisition, the Plan was amended to provide for all employees of KeyBank who became employees of the Company to receive credit, for purposes of eligibility to participate and vesting, for all of their service under the KeyCorp 401(k) Savings Plan (the KeyCorp Plan). The Plan was also amended to permit a direct rollover of plan loans from the KeyCorp Plan.

Effective January 1, 2001, North American Mortgage Company Retirement and 401(k) Savings Plan merged into the Plan. Net assets transferred into the Plan relating to the merger were $65,004,239.

On June 25, 2001, the Company entered into a definitive agreement and plan of merger with Washington Mutual. In connection therewith, the Company merged with and into Washington Mutual after the close of business on January 4, 2002, with Washington Mutual as the surviving company. In conjunction with the transaction, the Plan was amended in order to freeze the Plan effective March 31, 2002, which means no additional benefits shall accrue under the Plan and no employee shall become a member of the Plan as of or after the effective date.

On July 1, 2002, the Plan will merge into Washington Mutual's 401(k) plan.

(b) ***Investments***

Putnam Fiduciary Trust Company (Putnam) provides discretionary trustee duties under a trust agreement with Dime. Under the terms of this trust agreement, Putnam currently manages the investment funds of the Plan. The Plan is administered by members of the Benefits Committee, who are appointed by the Dime's Chief Executive Officer, and the Compensation Committee, who are appointed by members of Dime's board of directors. Putnam has been granted authority concerning purchases and sales of investments in the funds, based upon the direction of Plan participants. The investments and changes in the funds are currently being reported to the Plan by Putnam on the basis of fair value of the assets.

(c) ***Contributions***

All participants upon entry to the Plan must elect the type of investment fund or funds into which they may contribute up to a maximum of 15% of their base pay. A participant's total pre-tax contribution could not exceed $10,500 for the years ended December 31, 2001 and 2000 respectively.

Dime matches 100% of the first 5% and 6% of participants' base pay contributions for the years ended December 31, 2001 and 2000, respectively.

Participants' elective contributions and the amount of any earnings or appreciation on such contributions are 100% vested. Dime's contributions and any earnings or appreciation on such contributions are vested based on the following schedule:

Period of service in years	Vested percentage
Less than 2	0%
At least 2 but less than 3	25%
At least 3 but less than 4	50%
At least 4 but less than 5	75%
5 or more	100%

For vesting purposes, the period of service may include any period of employment with Dime before the employee first became eligible to enroll in the Plan. Participants are considered 100% vested upon attainment of age 65, retirement, death, or total and permanent disability while employed by Dime. Forfeited amounts upon termination of employment prior to full vesting by a participant are applied to reduce either administrative expenses or any future contributions by Dime. Forfeitures of nonvested accounts during 2001 and 2000 amounted to $588,622 and $310,831, respectively.

(Continued)

(d) Withdrawals and Distributions

During employment, participants may withdraw at any time all or any portion of amounts attributable to elective contributions made prior to October 1, 1984, and may withdraw amounts attributable to elective pre-tax contributions made after September 30, 1984 after attaining age 59-1/2, or in case of hardship. Employer contributions and forfeitures allocated to participants' accounts may be withdrawn by an individual during his/her employment once every six months, provided he/she has been eligible to be a participant for at least 60 months and is 100% vested.

Following termination of employment, participants may elect to have the vested portion of their account under the Plan paid in an immediate or a deferred lump sum or in annual installment payments over a fixed period not to exceed 10 years.

(e) Transfers Among Investment Funds

A participant may transfer and/or change investment direction once per day in multiples of 1%. Transfers are effective at the end of the respective business day.

(f) Loans to Participants

During employment with the Company, a participant may obtain loans secured by the vested portion of the related participant account under the Plan. Loans are limited in amount to 50% of the vested portion of the participant's account less any outstanding loan balance, but in no event more than $50,000. The interest rate for a nonresidential loan is the rate Dime charges for a home equity line of credit. The interest rate for primary residential loans is the rate Dime charges for a residential mortgage loan. The interest rate is fixed for the loan term. The maximum loan term is 30 years if the loan is obtained for purposes of acquiring a primary residence and 5 years if it is for a nonresidential loan.

When obtaining a loan, participants may specify which investment fund will be charged with the loan disbursements. The necessary investments are liquidated in those funds and the proceeds are transferred to the related loan fund for distribution. Upon repayment of the loan, the principal portions of the payments reduce the loan balance and the interest portions of the payments increase loan interest, as recorded in the related loan fund. The principal and interest are then transferred out of the loan fund and reinvested in one of the funds based on the participant's investment direction.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the reporting of net assets and changes in net assets available for benefits and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of mutual funds and the common stock and litigation tracking warrants of the Company are valued at quoted market prices. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following investment descriptions relate to the funds in the Plan:

a. Dime Bancorp, Inc. – Litigation Tracking Warrants

Litigation tracking warrants are securities that represent the right to purchase shares of Dime Bancorp, Inc, common stock having a total value equal to 85% of the net after tax proceeds, if any, from a pending lawsuit against the United States Government,

b. Putnam Growth & Income Fund

The Putnam Growth & Income Fund invests mainly in attractively priced stocks of companies that offer long-term growth potential while also providing income.

c. Putnam Money Market Fund

The Putnam Money Market Fund invests in short-term, high-quality money market securities that provide current income and safety of principal.

d. Dime Bancorp Inc. Common Stock

The investment allows participants to invest primarily in the common stock of Dime Bancorp, Inc.

e. Putnam Vista Fund

The Putnam Vista Fund invests in a variety of stocks that have the potential for above average growth in value, including those of widely traded larger companies, smaller less well known companies, and currently mostly midsize firms.

f. EuroPacific Growth Fund

The EuroPacific Growth Fund seeks long-term growth of capital by investing primarily in stocks of companies based outside the United States of America. Holdings range from small firms to multinational corporations located in major world markets, as well as smaller developing countries. The EuroPacific Growth Fund is part of the American Funds Group managed by Capital Research and Management Company.

g. George Putnam Fund

The George Putnam Fund invests in stocks, corporate bonds, and governmental bonds.

h. Putnam New Opportunities Fund

The Putnam New Opportunities Fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that offer above-average potential for growth.

i. Vanguard Long Term Fund

The Vanguard Long Term Fund seeks a high and stable level of interest income by investing primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

j. Pimco Total Return Fund

The Pimco Total Return Fund seeks maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity fixed-income securities from all major sectors of the bond market.

k. Neuberger Genesis Fund

The Neuberger Genesis Fund seeks capital appreciation by investing in common stocks of companies with small-market capitalization (usually up to $1.5 billion) believed to be undervalued in the market place. This small-cap fund searches for companies with solid entrepreneurial management, sound finances, and strong potential for market growth.

l. Vanguard 500 Fund

The Vanguard 500 Fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Index in proportion to their weightings in the index.

m. Fidelity Contrafund

Effective January 1, 2001, the Plan added this fund to its investments. This fund invests mainly in equity securities of companies that are undervalued.

(Continued)

(d) Administrative Expenses

Administrative expenses are paid by Dime with the exception of expenses related to withdrawals, loans, and distributions to participants, which are paid by the Plan.

(e) Risks and Uncertainties

The Plan offers a number of investment options which include underlying investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Dime Common Stock.

(f) Payments of Benefits

Benefits are recorded when paid.

(g) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan adopted SFAS No. 133 effective January 1, 2001 and it did not have any effect on the Plan's financial statements.

(h) Reclassification

Certain amounts included in the prior year's financial statements have been reclassified to conform with the current year presentation.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets.

At fair value		December 31 2001	December 31 2000
Putnam Growth & Income Fund	$	29,698,800	31,932,571
Putnam Money Market Fund		31,219,813	18,164,947
Dime Common Stock		26,667,188	25,523,256
Putnam Vista Fund		22,187,933	34,822,134
EuroPacific Growth Fund		12,599,248	9,683,154
Putnam New Opportunities Fund		9,443,066	12,641,891
Pimco Total Return Fund		10,430,259	8,896,190
George Putnam Fund		20,423,559	4,509,136
Vanguard 500 Index Fund		24,223,302	3,395,687
Fidelity Contrafund		19,397,867	—

The Plan's investments (including investments bought, sold, and held during the years ended December 31, 2001 and 2000) (depreciated) appreciated in value as follows:

		2001	2000
Mutual Funds	$	(26,999,943)	(17,974,315)
Dime Bancorp, Inc. common stock		5,737,463	13,495,329
Dime Bancorp, Inc. litigation tracking warrants		(77,468)	206,608
Net depreciation in fair value of investments	$	(21,339,948)	(4,272,378)

(4) Termination of the Plan

Although it has not expressed any intent to do so, the Company reserves the right, by action of its board of directors or the Compensation Committee, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Termination shall not reduce the interest of any participant, former participant, beneficiary, or other person who may be entitled to benefits without their consent. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become fully vested and be distributable in accordance with the provisions of the Plan.

(5) Federal Income Tax Status

The Plan has obtained a favorable determination letter dated May 15, 1997 from the Internal Revenue Service (IRS) stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is currently being operated in compliance with applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6) Related Party Transactions

Certain Plan investments are shares of a collective investment fund managed by Putnam. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party in interest.

Schedule 1

RETIREMENT 401(k) INVESTMENT PLAN OF DIME BANCORP, INC.

Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of issue, borrower, lessor, or similar party	Description of units, shares, or par value		Current value
*	Putnam Growth & Income Fund	1,676,004	$	29,698,800
*	Putnam Money Market Fund	31,219,813		31,219,813
*	Dime Bancorp Inc Common Stock	739,317		26,667,188
*	Putnam Vista Fund	2,568,048		22,187,933
*	Dime Bancorp Inc Litigation Tracking Warrants	804,488		120,673
	EuroPacific Growth Fund	468,896		12,599,248
*	George Putnam Fund	1,220,045		20,423,559
*	Putnam New Opportunities Fund	237,752		9,743,066
	Vanguard Long Term Fund	545,365		4,733,768
	Pimco Total Return Fund	997,157		10,430,259
	Neuberger Genesis Fund	144,614		4,209,717
	Vanguard 500 Index Fund	228,759		24,223,302
	Fidelity Contra Fund	453,539		19,397,867
*	Loans to Plan Participants at interest rates ranging from 7.875% to 10.20%			6,173,928
			$	221,829,121

* Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (other persons who administer the employee benefit plan) have duly caused this annu report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
RETIREMENT 401(k) INVESTMENT
PLAN OF DIME BANCORP, INC.

By: Directors' Compensation and Stock
Option Committee of Washington
Mutual, Inc., as Plan Administrator



Date: June 26, 2002

Daryl David, Executive Vice President
of Washington Mutual, Inc.

INDEX OF EXHIBITS

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors of
Washington Mutual, Inc.
as Successor by Merger to Dime Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 33-88564) on Form S-8 of Dime Bancorp, Inc. of our report dated June 20, 2002 relating to the statements of net assets available for plan benefits of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc.

KPMG LLP

New York, New York
June 25, 2002